Free Writing Prospectus pursuant to Rule 433 dated March 18, 2026

Registration Statement No. 333-284538

Autocallable Buffered Basket-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes is based on the performance of an equally weighted basket comprised of the common stock (basket stocks) of 3 companies. For a full list of the basket stocks, see “About the Basket” below. Each basket stock has an initial weighting of approximately 33.333% and an initial weighted value of 100/3. The notes will mature on the stated maturity date, unless they are automatically called on the call observation date.

The initial basket level is 100 and the closing level of the basket on the call observation date and on the determination date, as applicable, will equal the sum of the products, as calculated for each basket stock, of: (i) its closing price on the call observation date or determination date, as applicable, divided by its initial basket stock price multiplied by (ii) its initial weighted value.

Your notes will be automatically called on the call observation date if the closing level of the basket on such date is greater than or equal to the initial basket level, resulting in a payment on the call payment date for each $1,000 face amount of your notes equal to at least $1,210 (set on the trade date).

If your notes are not automatically called on the call observation date, we will determine your payment at maturity by calculating the basket return, which is the percentage increase or decrease in the closing level of the basket on the determination date (the final basket level) from the initial basket level.

Declines in one basket stock may offset increases in the other basket stocks.

You should read the accompanying preliminary prospectus supplement dated March 17, 2026, which we refer to herein as the accompanying preliminary prospectus supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

Key Terms
CUSIP/ISIN:	40058YKL5 / US40058YKL55
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Basket:	an equally weighted basket comprised of the 3 basket stocks
Basket stocks (each individually, a basket stock):	the 3 common stocks or ordinary shares listed under “About the Basket” below.
Basket stock issuer:	with respect to a basket stock, the issuer of such basket stock as then in effect
Trade date:	expected to be March 26, 2026
Settlement date:	expected to be March 31, 2026
Determination date:	expected to be March 27, 2028
Stated maturity date:	expected to be March 30, 2028
Payment amount at maturity (for each $1,000 face amount of your notes):
●
if the basket return is positive or zero (the final basket level is greater than or equal to the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.25 times (c) the basket return;
●
if the basket return is negative but not below -15% (the final basket level is less than the initial basket level, but not by more than 15%), $1,000; or
●
if the basket return is negative and is below -15% (the final basket level is less than the initial basket level, by more than 15%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus 15%.

Hypothetical Payment on a Call Payment Date*

If your notes are automatically called on the call observation date (i.e., on the call observation date the closing level of the basket is greater than or equal to the initial basket level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the call payment date would be $1,210. If, for example, the closing level of the basket on the call observation date were determined to be 140% of the initial basket level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the call payment date would be 121% of the face amount of your notes or $1,210 for each $1,000 of the face amount of your notes.

*assumes the amount payable on the call payment date if a redemption event occurs set at the bottom of the range

Hypothetical Payment Amount At Maturity
The Notes Have Not Been Automatically Called
Hypothetical Final Basket Level (as a % of the Initial Basket Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	225.000%
175.000%	193.750%
150.000%	162.500%
125.000%	131.250%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
0.000%	15.000%

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the stock, the terms of the notes and certain risks.

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the call payment date, for each $1,000 of the outstanding face amount, equal to at least $1,210 (set on the trade date)

Redemption event:	a redemption event will occur if, as measured on the call observation date, the closing level of the basket is greater than or equal to the initial basket level
Initial basket level:	100
Closing level of the basket:

on any call observation date or the determination date, the sum of, for each of the basket stocks: the product of (i) the quotient of (a) the closing price of such basket stock on such date divided by (b) the initial basket stock price of such basket stock times (ii) the initial weighted value of such basket stock

Final basket level:	the closing level of the basket on the determination date
Basket return:	the quotient of (i) the final basket level minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage
Buffer level:	85% of the initial basket level
Buffer rate:	100%
Buffer amount:	15%
Initial basket stock price:	for a basket stock, an intra-day price or the closing price of one share of such basket stock on the trade date
Call observation date:	expected to be March 29, 2027
Call payment date:	expected to be April 1, 2027
Estimated value range:	$925 to $955 (which is less than the original issue price; see accompanying preliminary prospectus supplement)

ABOUT THE BASKET

The following table lists the basket stocks and related information, including their corresponding current Bloomberg tickers, type of security, current primary listings, initial weights in the basket and initial weighted values. Each of the basket stock issuers faces its own business risks and other competitive factors. All of those factors may affect the basket return, and, consequently, the amount payable on your notes, if any, on the call payment date or the stated maturity date. Our offering of the notes does not constitute our recommendation or the recommendation of our affiliates to invest in the basket, any basket stock or the notes. You should make your own investigation of the basket stocks and the basket stock issuers and whether to obtain exposure to the basket through an investment in the notes.

Basket Stock	Current Bloomberg Ticker	Type of Security	Current Primary Listing	Initial Weight in the Basket	Initial Weighted Value
CrowdStrike Holdings, Inc.	CRWD UW	Class A Common Stock	The Nasdaq Stock Market LLC	approximately 33.333%	100/3 (approximately 33.333)
Palantir Technologies Inc.	PLTR UW	Class A Common Stock	The Nasdaq Global Select Market	approximately 33.333%	100/3 (approximately 33.333)
Palo Alto Networks, Inc.	PANW UW	Common Stock	The Nasdaq Stock Market LLC	approximately 33.333%	100/3 (approximately 33.333)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the stock, the terms of the notes and certain risks.

ABOUT YOUR NOTES

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement and preliminary prospectus supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement and preliminary prospectus supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement and preliminary prospectus supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●
Preliminary prospectus supplement dated March 17, 2026
●
Prospectus supplement dated February 14, 2025
●
Prospectus dated February 14, 2025

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary prospectus supplement, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary prospectus supplement as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary prospectus supplement:

Risks Related to Structure, Valuation and Secondary Market Sales
▪
The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes
▪ You Have No Shareholder Rights or Rights to Receive Any Basket Stock
▪ The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor	▪ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪
The Amount You Will Receive on the Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Basket at Any Time Other Than on the Call Observation Date or the Determination Date, as the Case May Be
▪ The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
▪ You May Lose a Substantial Portion of Your Investment in the Notes	▪ Your Notes May Not Have an Active Trading Market
▪ The Amount You Will Receive on the Call Payment Date Will Be Capped
▪
If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪ Your Notes Are Subject to Automatic Redemption	▪ If the Level of the Basket Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪ Your Notes Do Not Bear Interest	▪ We Will Note Hold Shares of the Basket Stocks for Your Benefit
▪ The Return on Your Notes Will Not Reflect Any Dividends Paid on the Basket Stocks	▪ In Some Circumstances, the Payment You Receive On the Notes May Be Based On the Securities of Another Company and Not the Issuer of a Basket Stock
▪ The Lower Performance of One Basket Stock May Offset an Increase in the Other Basket Stocks	▪ As of the Date of this Prospectus Supplement, There is No History for the Closing Levels of the Basket

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the basket, the terms of the notes and certain risks.

▪ Past Basket Stock Performance is No Guide to Future Performance ▪ As Calculation Agent, GS&Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes	▪ Hypothetical Past Basket Performance is No Guide to Future Performance
▪
The Calculation Agent Can Postpone a Coupon Observation Date or the Determination Date, as the Case May Be, If a Market Disruption Event or a Non-Trading Day With Respect to Any Basket Stock Occurs or is Continuing
▪ You Have Limited Anti-Dilution Protection
▪ Your Notes are Linked to the Basket Stocks and Therefore the Price Movements of Those Stocks	▪ We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪ There is No Affiliation Between the Basket Stock Issuers and Us
Risks Related to Conflicts of Interest
▪
Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪
You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪ Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes
▪
Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Basket Stock Issuers or Other Entities That Are Involved in the Transaction

▪ Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪
The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪
Other Investors May Not Have the Same Interests as You

Risks Related to Tax
▪ Certain Considerations for Insurance Companies and Employee Benefit Plans
▪
Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

▪ The Tax Consequences of an Investment in Your Notes Are Uncertain

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the basket, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪ The Return on Indexed Notes May Be Below the Return on Similar Securities	▪ We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪ The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note	▪ Information About an Index or Indices May Not Be Indicative of Future Performance
▪ An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment	▪ We May Have Conflicts of Interest Regarding an Indexed Note
▪ An Index to Which a Note Is Linked Could Be Changed or Become Unavailable

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements
▪ The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.	▪ The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary prospectus supplement and related documents for a more detailed description of the basket, the terms of the notes and certain risks.